FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

Item
1.	General Ordinary Shareholders Meeting

2

26TH GENERAL ORDINARY SHAREHOLDERS MEETING

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

In Santiago, Chile, on April 26, 2005, at 150 El Golf Avenue, Floor 14, Las Condes County, Metropolitan Region, being the 18:30 hours, was held the General Ordinary Shareholders Meeting of Celulosa Arauco y Constitución S.A., corresponding to the current year.

The meeting was chaired over by Mr. Alberto Etchegaray Aubry, in his capacity as President of this company, and Mr. Edmundo Ernst Vallette acted as Secretary thereof.

The meting was attended by the following shareholders: Empresas Copec S.A., with 113,127,452 shares, represented by Mr. Eduardo Navarro Beltrán; Antarchile S.A., with 95 shares, represented by Mr. José Tomás Guzmán Dumas; and Chilur S.A., with 24,746 shares, represented by Mr. Manuel E. Bezanilla Urrutia.

Total shares represented: 113,152,293.-

The persons attending on behalf of the shareholders listed above signed the sheet of attendance and the relevant proxies were duly qualified without observation on the part of the meeting. On the merit of the attendance recorded, that represents more than 99% of the shares issued and outstanding, the Chairman declared the meeting legally established and opened for business, ordering that the compliance with the following formalities be set on the records:

a)	the regulatory publications convening the meeting were made on the April 8, 13 and 21, 2005 issues of the newspaper “La Nación”;

b)	the holding of the meeting was communicated, and copy of the 2004 Annual Report and Balance Sheet delivered to the Chilean Securities Commission, and the Stock Exchanges, on April 8, 2005;

c)	the letters convening this meeting were sent to the shareholders on April 8, 2005;

d)	a copy of the first summoning notice was delivered to the Chilean Securities Commission and the Stock Exchanges on April 8, 2005, together with a letter indicating the dates of publication of the remaining notices; and

e)	the Balance Sheet of the Company for the year ended December 31, 2004 was published on the April 13, 2005 issue of the newspaper “La Segunda”, of Santiago.

Immediately thereafter, the Chairman submitted to the consideration of the meeting the Balance Sheet and Annual Report of the Company corresponding to the fiscal year 2004, including the report of the independent auditors, which documents are unanimously approved by the meeting.

The Chairman proposed, in addition, and the meeting approved by unanimous vote, the distribution of the profits of the fiscal year, amounting to ThU.S.$590,444.-, in the following manner:

-	To cover an interim dividend distributed December 14, 2004, the total sum of ThU.S.$86,833.-

-	To distribute as definitive dividend payable May 10, 2005, the total sum of ThCh$77,547,675.- equivalent to ThU.S.$139,062.- corresponding a dividend of Ch$685.33803583.- to each share.

-	To increase the Fund of Undistributed Profits; ThU.S.$364,549.-

After making this distribution, the capital and funds of the company are as follows:

ThU.S.$
Paid up capital	347,551
Overprice placement own shares	5,625
Other reserves	1,459,746
Undistributed profits	2,051,069
Total net worth	3,863,991

The Chairman, in the name of the Board of Directors, expressed that the general policy of dividends that the company intends to carry out in the future fiscal years, consists in the maintenance of the distribution in around 40% of the net profits of each fiscal year susceptible of being distributed, with the possibility of the payment of an interim dividend by the end of the calendar year being contemplated.

Following, the meeting approved, by unanimous vote, the tax qualification of the dividends for a total of ThCh$108,236,278.-, equivalent to ThU.S.$175,214.- (historic values) distributed during the course of the year 2004 in the following manner:

Date	ThCh$	ThU.S.$	Without Credit	With Credit	Exempt
May	55,363,550	86,690	26,828	59,862	0
December	52,872,728	88,524	0	88,524	0

Thereafter, the Chairman indicated that it corresponded to effect the designation of the independent auditors that must perform their duties during the current fiscal year.

In this respect, the meeting resolved, by unanimous vote, to designate the audit firm Price Waterhouse Coopers, being authority granted upon the Board of Directors to substitute it for any one of the audit firms Deloitte & Touche or Ernst & Young Ltda., in the event of lack of agreement with the former in respect of the terms and conditions of the relevant contract.

Then the Chairman expressed that, as another matter in the agenda and in compliance with the provisions in Section Twelfth of the corporate by-laws, it corresponded to determine the amount of the compensation of the directors.

To that effect, the meeting, by unanimous vote, resolved the following:

To fix as single compensation for the directors for the performance of their offices, to be applied as from the date hereof and until the next ordinary shareholders meeting is held, the sum equivalent in pesos Chilean currency to 60 Unidades de Fomento per month to each one, and to 180 Unidades de Fomento, for the director serving the position of Chairman.

2

Immediately thereafter, the Chairman stated that, in accordance with the provisions in Section 35 of the Regulations on Joint Stock Corporations (Reglamento de Sociedades Anónimas), it corresponded to submit to the consideration of the meeting the compensation paid to director Mr. Roberto Angelini Rossi during the fiscal year 2004, for duties other that the performance of the office as such, which compensation appears in the Annual Report corresponding to said year and submitted to the meeting, and which amounts to ThCh$ 70,607, gross value. The meeting approved said compensation by unanimous vote.

In respect of the Balances and Transactions with related companies, and complying with the provisions in Circular Letter No. 109 of the Chilean Securities Commission, the Chairman expressed that said balances and transactions with related companies for the year ended December 31, 2004 had been included in the Financial Statements and the Annual Report of the Company. He also indicated that the shareholders will find the information regarding this matter in Note No. 6 to the Financial Statements of the Company as of December 31, 2004, that is included in the Annual Report of the Company for the fiscal year ended on that date.

He added that in respect of the transactions mentioned in Section 44 of Law No. 18,046, it corresponded to inform to the shareholders of the acts and agreements that the Company has performed and entered into during the fiscal year 2004 and in respect of which it must be assumed that in accordance with the provision referred to above, there exists an interest on the part of some of the directors and /or managers. Said acts and /or agreements, approved by the Board of Directors, are comprised by the transactions also mentioned in Note No. 6 to the Financial Statements of the Company as of December 31, 2004 which is included in the Annual Report of the Company for the fiscal year ended on that date.

Then the Chairman expressed that the members of the Board of Directors currently in office complete the period set forth in the by-laws of three years in office, due to which in that opportunity it corresponded to proceed to renew them.

On the face of this, the meeting resolved, by unanimous vote, to designate the following persons as directors for a new period of three years: Jorge Andueza Fouque, Anacleto Angelini Fabbri, Roberto Angelini Rossi, Manuel Bezanilla Urrutia, Jorge Bunster Betteley, Carlos Croxatto Silva, Alberto Etchegaray Aubry, José Tomás Guzmán Dumas and Timothy C. Purcell.

Next, and in accordance with the provision in Section 72 of Law No. 18,046, the meeting resolved that the representatives of all the shareholders attending would sign the minute of the meeting, together with the Chairman and the Secretary.

In the absence of any other matter to be dealt with, the Chairman offered the word to the shareholders, with no one stepping forward, due to which the meeting adjourned at the 19:00 hours.

3

Alberto Etchegaray Aubry

President

José Tomás Guzmán Dumas	Manuel E. Bezanilla Urrutia
AntarChile S.A.	Chilur S.A.

Eduardo Navarro B.	Edmundo Ernst V
Empresas Copec S.A.	Secretary

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: May 16, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer